PRESS RELEASE

Klondex Appoints Richard J. Hall as Chairman of the Board of Directors

Vancouver, BC – September 9, 2014 – Klondex Mines Ltd. (TSX: KDX; OTCQX: KLNDF) today announces Richard J. Hall’s appointment as Chairman of the Board of Directors.

Paul Huet, Klondex President and CEO commented, “It is with great joy that we welcome Ritch as Klondex’s Chairman. His guidance will be a key asset as Klondex continues its growth towards being a significant gold and silver producer. I would also like to acknowledge Blair Schultz’s outstanding contributions as Chairman of the Company during its transformation into the two asset operator it is today. We look forward to Blair’s ongoing commitment with the executive team to continue the growth and development of Klondex, as Executive Director.”

Mr. Hall is a seasoned mining executive, bringing over 40 years of building leading precious metals companies in the America’s and Australia, to Klondex. In addition to consulting to the mining industry, he presently serves on the Board of Directors for IAMGOLD Corporation and Kaminak Gold Corporation. Previously, he was Chairman of Premier Gold Mines, while Mr. Huet was Chief Operating Officer at Premier. Mr. Hall served as CEO of Northgate Minerals Corp, and Metallica Resources Inc., Chairman of Grayd Resource Corp. and as Chairman of the Special Committee for Creston Moly Corp. From 1998 to 2008, as President and CEO of Metallica, he was involved in all aspects of the company’s development, including the financing, construction and commissioning of the Cerro San Pedro gold and silver mine in Mexico. While at Metallica, the El Morro deposit was discovered in Chile and was brought through to a final feasibility study in conjunction with Metallica’s operating partner on the project, Xstrata. Metallica was part of a $1.6 billion three-way merger with Peak Gold Ltd. into what is now New Gold Inc. Prior to his tenure at Metallica, Mr. Hall has held senior management positions with Dayton Mining Corp. and Pegasus Gold Corp.

Mr. Hall holds a Bachelor's and a Master's degree in geology, and a Master of Business Administration from Eastern Washington University. He also completed an executive development program at the University of Minnesota. Mr. Hall is also a member of the National Association of Corporate Directors and member of both the Audit and Investment Committees of the Society of Economic Geologists.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been producing gold and silver since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013 and is in the process of obtaining the full mining permit. All major infrastructure is in place at Fire Creek.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with National Instrument 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to the extent and success of exploration, development and mining activities. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com